SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Lexar Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52886P 10 4

(CUSIP Number)

June 10, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886P 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Companies, Inc. 41-0518860

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 265,958 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 265,958 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,958 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) HC, IC and CO

CUSIP No. 52886P 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) St. Paul Fire and Marine Insurance Company 41-0406690

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 265,958 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 265,958 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,958 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IC and CO

Item 1.
	(a)	Name of Issuer The name of the issuer is Lexar Media, Inc. (the “Issuer”).
	(b)	Address of Issuer's Principal Executive Offices The address of the principal executive offices of the Issuer is 47421 Bayside Parkway, Fremont, CA 94538.

Item 2.
(a)

Name of Person Filing
The St. Paul Companies, Inc. (“The St. Paul”) and St. Paul Fire and Marine Insurance Company (“F&M”).  The St. Paul and F&M are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence The principal business address of each of the Reporting Persons is 385 Washington Street, St. Paul, Minnesota 55102.
	(c)	Citizenship Each of The St. Paul and F&M is a Minnesota corporation.
	(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 52886P 10 4.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with Rules 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rules 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rules 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Rules 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:    Amount beneficially owned:  Each of The St. Paul and F&M may be deemed to own beneficially 265,958 shares of Common Stock of the Issuer.  F&M is a wholly owned subsidiary of The St. Paul.  F&M is the 99% owner of St. Paul Venture Capital V, LLC (“SPVC V”).  F&M beneficially owns, through its 99% ownership interest in SPVC V, 265,958 shares of Common Stock issuable upon exercise of outstanding warrants and options which are exercisable within 60 days. By virtue of the affiliate relationships among The St. Paul, F&M and SPVC V, The St. Paul and F&M may be deemed to beneficially own 265,958 shares described in this Schedule 13G.  Hence, each The St. Paul and F&M may be deemed to beneficially own 265,958 shares of the Common Stock of the Issuer.

(b)

Percent of class:    Percent of class:  The St. Paul:  0.4% and F&M:  0.4%.  The foregoing percentages are calculated based on the 66,996,197 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended March 31, 2003.

(c) Number of shares as to which The St. Paul and F&M have:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 265,958
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 265,958

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersignedcertifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2003.

THE ST. PAUL COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Lexar Media, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: June 20, 2003.

THE ST. PAUL COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President